

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 9, 2018

Eric M. Loughmiller
Chief Financial Officer
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

      Re: KAR Auction Services, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed February 21, 2018
              File No. 1-34568

Dear Mr. Loughmiller:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ William H. Thompson

                William H. Thompson
                Accounting Branch Chief
                Office of Consumer Products